April 5, 2013

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Att:	Mara L. Ransom, Assistant Director

Re:	Anchor CNGO, Inc.
Registration Statement on Form S-1
Amendment No. 2 filed March 7, 2013
File No. 333-185745

Greetings:

Registrant has filed Amendment No. 3 to the above-referenced registration statement on Form S-1 responding to the staff’s comment letter dated March 21, 2013 as follows:

General

1. We note your response to comment 3 in our letter dated February 5, 2013 as well as your response stating that you do not believe you are a shell company because you have devoted a significant amount of time to the development of your business and stating that a startup company, even one with a limited operating history, is not within the definition of a shell company. The time spent in the development of your business does not appear to include any operating activities. Furthermore, while a startup may not necessarily be a shell company by virtue of having a limited operating history, you do not appear to have engaged in any operating activities and, thus, it appears that you have no operating history regardless of your status as a startup. Furthermore, you appear to satisfy the definition of “shell company.” Please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Response to Comment 1: The Registrant respectfully disagrees with this comment and has not included the requested disclosures in Amendment no. 3. The Registrant believes that the requested disclosures are not appropriate due to the following:

(a) As a startup the Registrant is not a shell company. The substantial activities undertaken by the Registrant in preparation for opening its first CNG fueling station as set forth in the Registration Statement are generally understood to be start-up operations. As set forth in Release 33-8587 at footnote 31, the definition of shell company is meant to describe the types of companies involved in the fraud and abuse schemes the Release is attempting to address and reflects the traditional understanding of the term “shell company” in the area of corporate finance. In the area of corporate finance the Registrant would certainly be understood to be a startup company and not a shell company. This is further confirmed by Release 8869 at footnote 172 which confirms that the shell company rules are not intended to capture a startup company.

(b) Identification of the Registrant as a shell company would cause investor confusion and frustrate the intent of the JOBS Act. The Registrant is already identified as an “emerging growth company” under the JOBS Act. Also identifying the Registrant as a “shell company” is incompatible with its status as an “emerging growth company” and is likely to confuse potential investors. The intent of the JOBS Act is to make it easier for smaller companies such as the Registrant to raise investment capital. Identifying the Registrant as a shell company, which is considered by the Commission to be a potential vehicle for fraud and abuse, is confusing and is frustrating the intent of the JOBS Act for no regulatory reason. Furthermore, the quarterly and annual reports on Form 10-Q and Form 10-K require a shell company to identify itself on the cover page. This requirement provides adequate investor protection to identify true shell companies.

Risk Factors, page 4

Our Ability to Open Compressed Natural Gas Fueling Stations Requires Us..., page 4

2. We note your response to comment 7 in our letter dated February 5, 2013 as well as the revision on page 8 of your disclosure stating that you “estimate[] that it will require approximately $422,000 to open [your] first compressed gas fueling station and $500,000 for each additional station.” However, we note that your disclosure under this risk factor continues to state you “believe[] that [you] will require a minimum of $400,000...to build [your] first compressed natural gas fueling station.” Please revise your disclosure to ensure that it is consistent.

Response to Comment 2. The $400,000 figure has been revised to $422,000 in Amendment no. 3.

Plan of Operation, page 11

Milestones to Implement Our Business Plan, page 11

3. We note your response to comment 15 in our letter dated February 5, 2013 as well as the revisions to your disclosure and the statement that the activities required to open the initial station will be accomplished within 60 days after funding. Specifically, we note your claim that you will be able to accomplish activities such as preparing the site for installation of the CNG fueling system and purchasing and installing the CNG fueling system within 60 days after obtaining funding. Please revise your disclosure further to state the required time for each of the steps set forth in your disclosure under this heading.

Response to Comment 3. The time required for each of the milestone events after funding has been included in Amendment no. 3.

Business, page 12

4. We note your response to comment 16 in our letter dated February 5, 2013; however, we were unable to locate any revisions in your disclosure responsive to our comment. As previously requested, please revise the disclosure under this heading to state the form and year of your organization. Please see Item 101(h) Regulation S-K.

Response to Comment 4. The form and year of organization is now included in the first sentence under Business in Amendment no. 3.

The Market Opportunity, page 12

5. We note your response to comment 17 in our letter dated February 5, 2013 including your statement that you shall supplementally provide us with copies of the source documents for factual statements made in your disclosure. Additionally, we note the revision to your disclosure adding a reference to a Department of Energy website. We are not aware of any supplemental material provided by you in this regard. As previously requested, please substantiate the basis for any unsubstantiated claims or disclosures throughout your registration statement. In the event that you relied upon documents produced by third parties, please provide to us copies of the documents you relied upon. Please ensure that these documents are appropriately marked to highlight the sections relied upon and cross-referenced to your filing. In preparing your source materials for submission to us, please ensure that it will be apparent to us how the source materials support the corresponding statements in your disclosure, including the submission of any necessary supporting schedules that set forth your analysis of the source material.

Response to comment 5. The requested supplemental material was delivered to the Commission’s mailroom by FedEx but apparently went astray. Another copy will be provided.

6. We note your response to comment 18 in our letter dated February 5, 2013 including your claim that “because the building and equipment for CNG stations are designed to be in compliance with environmental regulations [you are] not subject to specific identifiable costs for such compliance.” Please revise your disclosure to discuss the costs and effects of designing, obtaining, installing or using building and equipment for CNG stations in compliance with environmental laws at the federal, state and local level. Please see Item 101(h)(xi) of Regulation S-K. By way of example only, if you intend to store natural gas above ground to avoid groundwater pollution and being subject to environmental laws governing groundwater pollution, please revise your disclosure to discuss the costs and effects to your business of this strategy.

Response to Comment 6. The Registrant has not been able to identify specific costs in designing its fueling stations to be compliant with applicable environmental regulations. Accordingly, Registrant has responded to this comment by adding the following disclosure to its discussion of Government Regulations under Business: “We do not believe that compliance with these regulations will have a material effect on our capital expenditures, potential earnings or competitive position.”

It is anticipated that Amendment No. 3 and the responses provided herein sufficiently address the issues raised in your March 21, 2013 comment letter concerning the above-reference filing. If you have any further comments or require any further information, please contact the undersigned at 305-409-4500 or by fax to 786-513-8522 or e-mail to jberns@jberns.com.

Yours very truly,

Joel Bernstein